

April 10, 2025

Greg Weitzel
Chief Financial Officer
Mativ Holdings, Inc.
100 Kimball Pl
Suite 600
Alpharetta, GA 30009

> **Re: Mativ Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2024**
> **Filed February 27, 2025**
> **File No. 001-13948**

Dear Greg Weitzel:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Goodwill, page 37

1.   Please expand your disclosure in future filings to provide information for investors to assess the probability of future goodwill impairment charges. For example, disclose whether any of your reporting units are at risk of failing the quantitative impairment test or that the fair value of each of your reporting units are substantially in excess of carrying value and are not at risk of failing. If a reporting unit is at risk of failing, you should disclose:

 • the percentage by which fair value exceeded carrying value at the date of the most recent test;

 • the amount of goodwill allocated to the reporting unit;

 • a more detailed description of the methods and key assumptions used and how the key assumptions were determined;

- a discussion of the degree of uncertainty associated with the assumptions; and

- a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions. Refer to Item 303(b)(3) of Regulation S-K and Section V of SEC Release No. 33-8350.

Notes to Consolidated Financial Statements
Note 10. Goodwill, page 76

2. We note that you changed your reportable segments during the first quarter of 2024 as part of an organizational realignment. Please tell us whether the change in reportable segments impacted your existing reporting units prior to this change. If so, please tell us whether you performed an interim goodwill impairment test related to the existing reporting units before the change. If not, explain why not. Refer to ASC 350-20-35-3(C)(f) and 350-20-35-45.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mindy Hooker at 202-551-3732 or Hugh West at 202-551-3872 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing